Exhibit 99.1

March 15, 2016
The Manager – Listing
BSE Limited
(BSE: 507685)	022 22723121
The Manager – Listing
National Stock Exchange of India Limited.	022 26598237
(NSE: WIPRO)
The Market Operations,
NYSE, New York	+12126565780
(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.10 of the NYSE Listing Company Manual, we are enclosing a copy of the press release in connection with appointment of Dr. Patrick J Ennis to the Company’s Board of Directors effective April 1, 2016. Dr. Patrick J Ennis does not have relationship with any of the Directors on the Board.

Thanking you,
For Wipro Limited

M Sanaulla Khan
Company Secretary

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035, India | Tel:+91-80-2844 0011

Fax: +9180-2844 0054 | Website: www.wipro.com | Email: info@wipro.com | CIN No. L32102KA1945PLC020800

Wipro Limited Appoints Dr. Patrick J Ennis to its Board

Bangalore, India and East Brunswick, New Jersey, USA- March 15, 2016: Wipro Limited (NYSE:WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company today announced the appointment of Dr. Patrick J. Ennis, a widely respected technologist and venture capitalist, to its Board of Directors, effective, April 1.

Ennis will serve as an independent member on the Board and will bring a wealth of experience to Wipro, having spent over twenty five years as an educator, inventor, scientist, and venture capitalist.

He is currently the Global Head of Technology at Intellectual Ventures, a privately-held invention capital company, where he invests in innovation and technology commercialization world-wide. Ennis is part of the senior team that built and runs an international open innovation network consisting of an invention community of more than 10,000 members.

Welcoming Ennis to the Board, Azim Premji, Chairman, Wipro Limited said, “He brings in a unique combination of scientific curiosity, an in-depth understanding of the startup eco-system and business insights. I am confident Wipro will immensely benefit from his wide experience.”

Commenting on his appointment Ennis said, “I am delighted and honored to be invited to join the Board of Wipro, a company with a rich heritage of technology and innovation. Wipro is one of the most trusted brands in the global IT industry and I look forward to contributing to the company’s next phase of growth.”

Previously, Ennis was Managing Director of ARCH Venture Partners where he funded and built startups in a wide range of markets and technologies. Earlier in his career he worked at AT&T, Bell Labs and Lucent Technologies. He has served on numerous corporate, educational, and non-profit Boards.

Ennis holds a PhD, MS, and MPhil in Physics from Yale University; an MBA from the Wharton School at the University of Pennsylvania; and a BS in Mathematics and Physics from the College of William and Mary.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Wipro Media Contact:

Vipin Nair

+91 98450 14036

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.